
02002670



SUZANO

FINANCIAL STATEMENTS

June 30, 2001

AT CIA SUZANO, A RESPONSIBLE ATTITUDE IN RELATION TO LIFE, TOGETHER WITH ITS BASIC COMPETENCIES, IS AN ESSENTIAL INPUT TO PROMOTE A DIFFERENTIATED ECONOMICAL DEVELOPMENT MODEL. THE SOCIAL RESPONSIBILITY OPENS NEW PERSPECTIVES FOR THE FUTURE, SUPPORTING THE CONSTRUCTION OF A MORE PROSPEROUS AND SOCIALLY MORE JUST WORLD.

Ecofuturo Institute

Nongovernmental organization created by Cia. Suzano in 1999, to encourage sustainable development in Brazil. The Ecofuturo Institute coordinates several projects, among which, Ler é Preciso (Reading is Necessary) and Parcue das Neblinas (Mist Park) (SP).





Parque das Neblinas (Mist Park)

Localized in Bertioga/SP, at less than 2 hours from the centre of São Paulo, the "Parque das Neblinas" is within one of Suzano's ranches, where one third of the area is given over to productive activities and the rest is preserved native forest. The Park will be opened for activities related to environmental education, scientific research and ecological tourism, stimulating a sustainable regional development centre.

Pomar Project (Orchard)

Together with other private companies, Suzano joined the initiative of the State Secretariat of Environment, supporting the Pomar Project, planting, along 1.5 kilometres of the banks of the Pinheiros River, seven meter tall imperial palm trees. The Company believes that this is a way of joining the inhabitants of São Paulo in order to recover the hope of having a cleaner and well looked after city.

ECOFUTURO

MANAGEMENT REPORT – 1ST HALF OF 2001

The second quarter of 2001 went by under a climate of apprehension regarding the energy crisis and its possible impact on industrial production, aggravated, on the external front, by the increasingly uncertain scenario in relation to Argentina. The 10.6% dollar increase in the first quarter, continued its ascending movement accumulating 17.9% in the period, a reflection of the uncertainty in the economic scenario caused by the decrease in external capital inflow and the increased hedge mechanisms required by the economic agents. The Central Bank, in the same manner as in the previous quarter, is making efforts to keep the exchange rates under control. During the second quarter it increased the interest rates to 18.25%, adjusting them again in July to 19%, in the attempt to achieve the pre-established inflation level targets set for the year. In spite of this scenario, no reduction was detected in the demand for the Company's products, in the domestic market.

Generally, according to preliminary data from Bracelpa, the Pulp and Paper industry operated 2.5% above the volumes recorded for the first half of the previous year. Domestic sales for all types of paper increased by 6.8%. In the Company's operation segments the decrease of 1.4% in domestic sales of printing and writing paper was compensated by an increase of 6.1% in export sales. In the case of High Quality Board, the reduction in sales in the domestic market, was 3.6% in the semester.

In the petrochemical segment, the market of thermoplastic resins, especially that of polyethylene and polypropylene continued to be highly competitive during half of 2001, due to the increased offer with the beginning of operations of new industrial units. In the comparison between the semesters, the growth in demand for polypropylene reached 10%. On the other hand there was a decrease in demand of 4% in polyethylene and 11% in synthetic rubbers.

PULP AND PAPER SECTOR

PRODUCTION AND MARKET – 1ST HALF OF 2001

Production Volumes

In thousand tons/year	Suzano	Bahia Sul	Total production
Pulp	**196**	**288**	**484**
Printing and writing paper	133	105	238
Coated Paper	35	-	35
High Quality Board	86	-	86
TOTAL PAPERS	**254**	**105**	**359**

Sales Volumes

In thousand tons/year	Suzano			Bahia Sul			Suzano + Bahia Sul		
	D.M.	E.M.	Total	D.M.	E.M.	Total	D.M.	E.M.	Total
Printing/writing paper	73	57	130	65	41	106	138	98	236
Coated Paper	33	4	37				33	4	37
High Quality Board	64	26	90				64	26	90
Total Papers	**170**	**87**	**257**	**65**	**41**	**106**	**235**	**128**	**363**
Pulp	5	-	5	32	167	199	37	167	204
TOTAL	**175**	**87**	**262**	**97**	**208**	**305**	**272**	**295**	**567**

COMPANHIA SUZANO DE PAPEL E CELULOSE

PULP: During the quarter, the attempt to regulate inventories persisted on the part of the main world producers, but, the decrease in world demand maintained inventories at a high level, leading to new reduction in prices.

The Suzano's pulp plant operated slightly below its nominal capacity of 420 thousand tons/year, since the programmed downtime occurred in the quarter from May 27 to June 2. Production reached 97 thousand tons in the second quarter and 196 tons in the accumulated total for the semester.

PAPER AND HIGH QUALITY BOARD: Production volume in the second quarter was 126 thousand tons, with 254 thousand tons accumulated in the year, up 2.8% compared to the same period in the previous year. The total sales volume of 257 thousand tons for the semester, was 2.4% higher than the accumulated sales of the first semester of 2000. The average prices, in Reais, for both the domestic market and exports, were above those practiced during the first semester of the previous year, given that the decrease in prices in the export market was compensated by the exchange valuation in exports that were 5.4% higher than the previous equivalent period.

RESULTS

Net operational income increased from R$ 422.1 million in the first half of 2000 to R$ 467.4 million in the same period this year, with a growth of 10.7%. Despite the reduction of 2.0% in the total sales volume of products, mainly pulp, the sales mix in the domestic and international markets, and the recovery of prices in Reais over the period, were the facts that accounted for this increment.

Cost of products sold of R$ 296.5 million, up 20.9% compared to the same period of last year, were influenced by the adjustment in the margins of raw materials and by the increase in fixed costs, electricity rates and greater maintenance costs due to the programmed downtime.

The Results (Gross Profit less Sales and Administrative Expenses – EBIT) decreased from R$ 128.9 million to R$ 107.1 million, reflecting a reduction in Gross Profit and higher Sales and Administrative Expenses.

Operational cash flow generation, measured by the "EBITDA", dropped from R$ 158.9 million to R$ 139.4 million in this semester, with a reduction of 12.2%. However, when comparing with quarter-periods in 2001, there was an improvement of around 5.6%, as the EBITDA rose from R$ 67.8 million to R$ 71.6 million.

Net financial expenses increased from R$ 33.4 million to R$ 169.9 million, mainly due to the 17.9% variation in the exchange and increased liabilities incurred with the acquisition of Bahia Sul. However, the appreciation of the dollar in relation to the Real had a positive impact on the financial income from investments of the subsidiary, Suzanopar Investimentos, which are influenced by the exchange variation; thus the equity interest result of Suzanopar was greater than the financial expense.

Total equity interest result was R$ 219.0 million, as described in the Explanatory Note Nº 6, and according to the performance of the companies reported below.

As a consequence, when comparing the two periods, net results remained at the same level, with the R$ 162.2 million result this year practically repeating the R$ 162.6 million recorded in 2000.

SUBSIDIARIES

Bahia Sul Celulose S.A.

Total production in the first six months of 2001 reached 303 thousand tons, 2% less than the same period of the previous year, with 198 thousand tons of market pulp and 105 tons of paper.

The volume of paper and pulp sold in the semester was 3.4% higher compared to the same period of 2000, reaching 305 thousand tons. Of this total, 199 thousand tons were pulp sales (84% to the export market) and 106 thousand tons were sales of paper (39% to the export market). The Net Sales in the first semester was 5.1% higher than in the same period of the previous year, as a result of a 3.4% increase in the volume sold, associated with the addition of 1.6% on average unit prices.

Operational cash generation, measured by the EBITDA reached R$ 195.8 million, down 9.2% compared to the first semester of 2000. The net debt/annualized operational cash generation ratio went from 1.9 at the close of the semester in 2000, to 2.04 at the close of this semester. The net debt, of R$ 822 million, as of June 2000, decreased to R$ 798 million as of June 30, 2001.

The consolidated net income, accumulated by Bahia Sul up to June was R$ 33.1 million.

As from May 2001, Companhia Suzano started recognition of 72.8% equity method result from Bahia Sul.

The total sales volume of the companies Suzano and Bahia Sul was of 567 thousand tons in the first semester of 2001.

Suzanopar Investimentos Ltd.

The results are from own cash generation and from equity method result of the subsidiary company Suzanopar International S.A..

PETROCHEMICAL COMPANIES

SPP-Nemo S.A. Industrial e Comercial Exportadora
Politeno Indústria e Comércio S.A.

Total sales volume was 163 thousand tons, about 2% above the volume sold in the first half of the previous year. In the domestic market, the Company's sales also showed an increase of 2%, (despite the scenario of stronger competition from local producers and a decrease of 4% on demand of polyethylenes), as a result of the commercial strategy of looking for specific niches in the market, combined with better customer service.

The international scenario in the last few years has been showing a consistent lag between prices of raw-materials – naphtha and natural gas – which have been presenting continued increases, and the prices of polyethylene resins, which have been unable to increase at the same pace as a consequence of the huge offer of products, resulting from the increased installed capacity in Asia and USA and the decrease in demand.

In the semester, average current prices expressed in Reais were slightly above those recorded in the previous year.

Suzano Química Ltda.
Rio Polímeros S.A.

During the first semester of 2001, great efforts were put into the negotiation and preparation of the documents required for obtaining the loan for the Rio Polímeros project and relevant advances were made.

In May this year we received the first approval by the US Eximbank Board for release of funds from that agency. Following this, in keeping with the regulations of that institution, the project was submitted to the appreciation of the North American Congress and, on June 28, final approval for operation was obtained from the Board of US Ex-Imbank. At the end of the semester approval was also obtained from BNDES for the release of resources from that institution for financing of the project. At the end of 2000, SACE – I Servizi Assicurativi Del Commercio Estéreo – an Italian export credit agency, had already granted previous approval for the financing of the project and final approval is expected for September 2001.

Implementation of the project, which started last year under the responsibility of ABB Lummus, is in progress entirely supported, up to now, with capital input from the shareholders. Work should be accelerated after the execution of the loan contracts and the consequent initial release of resources, which should occur up to the end of the next month of October.

SUBSEQUENT EVENT

In July 2001 a contract for polyethylene exports was signed with the North American Trader, Vinmar International, for the sale, abroad, of 150 thousand tons/year of polyethylene resins in the first 4 years of operation of Rio Polímeros, and 100 thousand tons/ year of products in the subsequent 6 years. The execution of this contract is considered by foreign financing institutions an important hedge mechanism for the project, minimizing the exchange risk, since it will result in dollar-denominated income.

Polibrasil Participações S.A. / Polipropileno S.A. / Polibrasil Resinas S.A.

During the first semester of 2001, the domestic demand for polypropylene increased 10% compared to the same semester in 2000; this increased demand was supplied by the national manufacturers, since the level of imports decreased due to the rise in the exchange rate, leading some transformers to opt for the local supply.

The 10% growth in domestic sales recorded by the Company during the first semester of 2001, practically followed the growth in the domestic market demand, whereas exports decreased 18% in comparison with the same period of the previous year; this was due to the priority given by the company to supply the domestic market. Total accumulated sales in the first six months of the current year, increased 7% compared to the volume sold in the first semester of 2000.

In the international market a surplus of polypropylene was observed during the first semester, due to the increased offers on the part of USA and Asia and the slowing down of the North-American economy. As a result, international prices of polypropylene continued to decline.

Petroflex Indústria e Comércio S.A.

The sales of elastomers during the first semester totaled 148 thousand tons, about 14% below the volume sold in the first semester of 2000; this reflected the Company's policy of giving priority to better margins rather than to full utilization of the installed capacity, and also the 11% decrease in the internal demand of synthetic rubbers, due to the retraction in consumption by the sectors: "camel back" (rubber bands for tire recapping) technical articles, shoe-makers and pneumatic tyres. In addition to this, there was an increase in the imports of synthetic rubbers. In spite of the smaller sales volume, contribution margins were more attractive. From the 2nd quarter of 2000 onward, the Company has had a recovery in the prices of its products in Reais, with continuous and expressive increases throughout the period.

EQUITY SITUATION

The total source of funds in the first semester was R$ 416.6 million, of which R$ 33.6 million were own funds, complemented by other resources amounting to R$ 382.9 million, mainly from external loan contracts from the controller company NemoFeffer and write-off of long-term assets.

The main investments were directed to:

Property, Plant and Equipment – in the amount of R$ 52.5 million, of which R$ 9.2 million in reforestation and the rest, basically, in projects for process improvement.

Investiments – in the amount of R$ 719.2 million, of which R$ 718.7 million in the acquisition of 32% of the capital of the subsidiary Bahia Sul Celulose S.A.

Long-Term Receivables – A total of R$ 43.4 million was invested, highlighting advance payments for future capital increase in the subsidiary company SPP Nemo (R$ 29.5 million) and Suzano Química (R$ 10.2 million) directed to Rio Polímeros.

The total equity interest result was R$ 219 million. In comparison of the two periods, net results remained at the same level, with the R$ 162.2 million result this year pratically repeating the R$ 162.6 million recorded in 2000.

STOCK MARKET

During the first six months of 2001, Company shares registered in the Bolsa de Valores de São Paulo – BOVESPA reached a total volume of 1,093 trade transactions, involving 7,234 thousand shares and a value equivalent to US$ 22 million. As of June 31, 2001, BOVESPA's closing value for the shares was R$ 5.40 and their shares' book value was R$ 9.17 on the same date.

SUBSEQUENT EVENT

According to the Board Meeting held on August 10, 2001, payment of interest on own capital was resolved and approved, as from August 28, in the gross amount of R$ 23,357,637.22, based on the results assessed on June 30, last, corresponding to interest on gross values of R$ 0.10 per common share and R$ 0.11 per preferred share.

This decision reaffirms the Company's effort and its commitment to capital market and to adding to the shareholders economic value, within the principles of good Corporate Governance.

SOCIAL RESPONSIBILITY

During the semester the company invested about R$ 530.000,00 in community work and activities, such as the renewal of the sponsorship for the MAM – Museu de Arte Moderna de São Paulo (São Paulo Museum of Modern Art)and the "Projeto Pomar" (Orchard Project), of the State Environment Department; in addition it implemented new actions and gave continuity to the on-going projects of the Ecofuturo Institute.

New actions were launched for the project "Ler é Preciso" (Reading is Necessary), to encourage the practice of reading, such as the writing contests "A turma do folclore e eu em defesa do meio ambiente" (The folklore gang and I defending the environment), directed to more than 150 thousand children. The scope of this program also included the organization of another Community Library, this one in the city of Salesópolis/SP, which will benefit around 1.2 thousand children.

The publishing of the book "A Pequena Carta", (The Small Letter) marked the creation of the "Selo do Ler" (Reading Stamp), and is part of our effort to get the publishing market and the public in general involved with new initiatives to motivate our people to read more.

Regarding the environment, the Company has invested in the "Parque das Neblinas" (Mist Park), a park in the coastal area of the state of São Paulo, carrying out track survey and identification and building of the headquarters of the Park, in a part of a privately-owned reservation area of the Atlantic Forest that will be open to the public for environmental education, scientific research and ecological tourism.

OUTLOOK

The situation described in the beginning of this Report remains unchanged during the third quarter. The accumulated devaluation of the Real has been the greatest concern of the monetary authorities at the moment, because of its impacts on inflation and public accounts. Measures, such as shocks in interest rates, as have occurred during this period, besides not having any practical effect on the exchange rate, weaken the economy and increase the unbalance of the government accounts.

To the IMF, to whom the government has resorted and obtained a new agreement, of US$ 15 billion, the perception concerning the country today is that public finances, although not completely balanced, are under control. Thus it is believed that the austerity policy and the control on inflation will continue, with the country being able to count on help from external organisms, in the event of any greater turbulence caused by external conjuncture factors. We continue to believe that we will have sustainable, even though moderate, economic growth, this year, which leads to the expectation of a promising second semester for the Company's business.

BALANCE SHEETS
(In thousands of Reais - R$)

	06.30.01	12.31.00
CURRENT ASSETS		
Cash and cash equivalents	1,954	2,582
Marketable securities	185,856	71,519
Trade accounts receivable	132,710	114,371
Other debtors	15,349	12,541
Inventories	97,496	90,777
Deferred and recoverable taxes	65,083	60,219
Prepaid expenses	3,689	3,997
	502,137	356,006
NONCURRENT ASSETS		
Related companies	128,185	97,026
Deferred taxes	1,117	279
Other debtors	10,785	8,433
	140,087	105,738
PERMANENT ASSETS		
Investments	2,710,627	1,778,989
Property, plant and equipment	629,361	609,456
Deferred charges	4,152	1,999
	3,344,140	2,390,444
	3,986,364	2,852,188

	06.30.01	12.31.00
CURRENT LIABILITIES		
Loans and financing	935,064	299,404
Trade accounts payable	45,603	44,586
Taxes payable other than on income	5,845	5,005
Accrued salaries and payroll taxes	25,849	22,626
Related parties	473	7,431
Other accounts payable	83,753	6,059
Dividends payable	84	26,069
Deferred income and social contribution taxes	1,088	31,083
	1,097,759	442,263
NONCURRENT LIABILITIES		
Loans and financing	264,054	307,353
Deferred income and social contribution taxes	156,022	145,267
Related companies	404,195	47,140
Provision for contingencies	35,882	42,093
	860,153	541,853
SHAREHOLDERS' EQUITY		
Share capital	848,327	672,000
Capital reserves	23,774	23,774
Revaluation reserves	58,046	62,237
Appropriated retained earnings	931,911	1,110,061
Retained earnings	166,394	
	2,028,452	1,868,072
	3,986,364	2,852,188

STATEMENTS OF INCOME
(In thousands of Reais - R$)

	Semester ended June 30,	
	2001	2000
Gross sales and services	542,157	491,364
Sales taxes	(74,719)	(69,287)
Net sales and services	467,438	422,077
Cost of products sold and services rendered	(296,469)	(245,278)
Gross profit	170,969	176,799
Selling expenses	(29,431)	(21,323)
General and administrative expenses	(29,157)	(24,610)
Directors' fees	(5,232)	(1,996)
Financial expenses	(95,226)	(38,547)
Financial income	16,785	7,219
Exchange expenses, net	(91,475)	(2,079)
Equity interest in subsidaries and affiliates	219,040	110,076
Amortization of negative goodwill		1
Operating income	156,273	205,540
Nonoperating income (expense)	(1,568)	(10,073)
Income before social contribution and income taxes	154,705	195,467
Social contribution tax	2,700	(7,956)
Income tax	9,167	(20,958)
Income before profit sharing	166,572	166,553
Employee profit sharing scheme	(4,369)	(4,003)
Net income for the period	162,203	162,550
Net income per share - R$	0.733	0.732
Shares outstanding at the end of the period	221,194,380	222,048,380

STATEMENTS OF CHANGES IN FINANCIAL POSITION
(In thousands of Reais - R$)

	Semester ended June 30,	
	2001	2000
SOURCES OF FUNDS		
From operations		
Net income for the period	162,203	162,550
Items not requiring (providing) working capital:		
∘ Depreciation, depletion and amortization	32,272	30,009
∘ Net book value of permanent assets disposed	151	2,278
∘ Deferred taxes	(468)	(2,197)
∘ Equity interest in subsidiaries and affiliates	(219,040)	(110,076)
∘ Dividends from affiliates and subsidiaries	6,451	2,099
∘ Gain on dilution of investments in affiliates	(34)	
∘ Amortization of negative good will		(1)
∘ Provisions (reversal)	(6,170)	10,092
∘ *Monetary variation of noncurrent assets and liabilities*	58,274	(1,117)
	33,639	93,637
Other sources		
∘ Increase of noncurrent loans	368,653	44,909
∘ Decrease in noncurrent assets	14,275	3,187
	382,928	48,096
TOTAL SOURCES	416,567	141,733
APPLICATION OF FUNDS		
Additions to permanent assets		
Property, plant and equipment	52,491	43,259
Investments	719,166	
Deferred charges	1,839	
	773,496	43,259
Increase in noncurrent assets	43,410	1,800
Decrease in noncurrent loans	107,203	64,403
Dividends	260	24
Treasury shares	1,563	4,782
TOTAL APPLICATIONS	925,932	114,268
NCREASE (DECREASE) IN WORKING CAPITAL	(509,365)	27,465
Current assets	146,131	1,473
Current liabilities	655,496	(25,992)

(In thousands of Reais = R$)

1 - FINANCIAL STATEMENTS

The financial statements for the semester ending June 30, 2001 were prepared in accordance with the Brazilian Corporation Law and relevant Securities and Exchange Commission (CVM) rules, applying the same accounting practices used for the annual financial statements for the year ended December 31, 2000.

2 - MAIN BALANCE SHEET ACCOUNTS

	[illegible]	[illegible]
Trade accounts receivable		
Domestic customers	145,467	192,857
Foreign customers	63,625	46,893
Advance on exchange contracts	(63,625)	(46,893)
(-) Vendor operations		(65,725)
(-) Allowance for bad debts	(12,757)	(12,761)
	132,710	114,371
Inventories		
Finished goods	28,975	33,368
Work-in-progress	7,707	6,383
Raw materials	27,862	25,806
Maintenance and miscellaneous materials	32,952	25,220
	97,496	90,777
Property, plant and equipment		
Cost	1,419,556	1,377,161
Accumulated depreciation	(790,195)	(767,705)
	629,361	609,456

Loans and financing

	[illegible]	[illegible]	[illegible]		[illegible]
			[illegible]	[illegible]	
BNDES	TJLP	9.3% to 11% p.a.	21,855	76,684	108,704
BNDES	US$	5% p.a.	7,877		10,339
FINAMÉ	TJLP	9% to 10.75% p.a.	5,123	11,826	14,476
Imports	US$	5.1% to 8.75% p.a.	12,055	6,183	11,027
Investments-Petroflex	IGPM	4.5% p.a.	19,343		28,149
Investments-Politeno	TJLP	6.5% p.a.	4,354	24,302	30,311
Advances on Foreign Exchange Contracts	US$	5% to 6% p.a.	69,653		16,794
Eurobonus	US$	10.25% p.a.	188,802		160,173
Securitization	US$	LIBOR + 2% to 9% p.a.	39,924	145,059	192,839
Promissory notes (note 10)	CDI	102% p.a.	543,326		
Non convertible Debentures	ANBID	ANBID + 1.5% p.a.	22,752		33,945
Total debt			935,064	264,054	606,757

The loans and financing mature as follows:

2001	847,669	299,404
2002	156,767	87,395
2003	91,866	67,899
2004	62,608	108,265
2005 onwards	40,208	43,794
	1,199,118	606,757

Debt with the parent company

On 07.05.2001, the parent company NemoFeffer S.A. transferred to this Company a loan obtained overseas of R$ 355,404, equivalent to US$ 160 million, with the Company assuming the obligation to reimburse NemoFeffer S.A. for all of the costs and charges it incurs.

The loan obtained by NemoFeffer S.A. matures as a single payment in October 2006, bearing interest of 7.90% p.a.

3 - PROVISION FOR CONTINGENCIES

Established to cover the risks arising from labor claims (R$ 10,210) and tax lawsuits (R$ 25,672), based on the evaluations from legal advisors.

4 - TREASURY SHARES

The company maintains 3,969,000 preferred shares in treasury. The carrying value of these shares on June 30, 2001 was R$ 21,433.

5 - INCOME AND SOCIAL CONTRIBUTION TAXES

Income tax – calculated at the rate of 15% of adjusted taxable income, plus an additional 10%.

Social contribution tax – calculated at the rate of 9% of adjusted book income.

Deferred income and social contribution taxes – calculated on income tax losses, on negative social contribution base, and on temporary differences.

6 - INVESTMENTS

	Investments		Equity in net earnings (loss)	
	06.30.01	12.31.00	06.30.01	06.30.00
Subsidiaries and affiliates				
Suzanopar Investimentos Ltd.	1,056,113	863,751	192,362	29,539
Bahia Sul Celulose S.A. (1)	1,048,644	580,654	17,629	44,950
Suzano Química Ltda.	179,989	179,193	796	14,006
Politeno Indústria e Comércio S.A.				21,977
Comercial e Agrícola Paineiras Ltda.	11,459	11,720	(261)	(315)
SPP-Nemo S/A. Indl. e Coml. Export.	130,370	121,855	8,514	
Suzano Telecom Ltda.	1	1		(12)
Other				(69)
Total	2,426,576	1,757,174	219,040	110,076
Other investments	16,660	16,490		
Goodwil (discount) - net	267,391	5,325		1
TOTAL	2,710,627	1,778,989	219,040	110,077

(1) On 07.05.2001 the Company acquired all of Companhia Vale do Rio Doce's investment in Bahia Sul Celulose S.A., and now holds 100% of the voting capital and 72.71% of the total capital.

Investments in the subsidiary Suzano Química Ltda.

Polibrasil Participações S.A.	133,755	124,220	(261)	11,841
Petroflex Indústria e Comércio S.A.	24,386	23,016	1,370	(1,769)
Polipropileno Participações S.A.	31,181	31,481	(300)	3,942
Rio Polímeros S.A.	27,677	17,544		
Total	216,999	196,261	809	14,014
Unamortized discount - Petroflex	(17,593)	(17,594)		
TOTAL	199,406	178,667	809	14,014

Investments in the subsidiary SPP-Nemo S.A. Industrial e Comercial Exportadora

Politeno Indústria e Comércio S.A.	134,712	128,837	13,032	
Stenfar S.A. Indl. Coml. Imp. Exp.	10,218	9,742	871	
Nemo International	8,076	7,482	1,312	
Company in investment account		5,502	(420)	
TOTAL	153,006	151,563	14,795	-

7 - FINANCIAL INSTRUMENTS

The estimated market value of financial instruments included in the balance sheet as of June 30, 2001, which were different from the values recorded in the financial statements, are as follows:

	Balance sheets		Income
	Account balance	Market value	
Loans and financing:			
in local currency	47,999	42,578	
in foreign currency			
Swap contract for US$ 260 million purchased at US$ 2.04 – to be settled by 05.04.2001			52,062
Purchase option for US$ 260 million sold at US$ 2.04 – to be settled by 08.01.2001	78,260	78,260	(78,260)
Sales option for US$ 260 million purchased at US$ 2.04 – to be settled by 08.01.2001	-0-	-0-	-0-

Criteria used for calculating fair values

Marketable securities – Fair values are calculated on the basis of the quoted market prices for securities and similar investments; Loans and financing – Fair values are calculated on the basis of their present value, determined through future cash flows, using interest rates applicable to financial instruments of a similar nature.

The foreign currency operations, reported above, were undertaken to protect the cash position as a result of acquiring Companhia Vale do Rio Doce's investment in Bahia Sul Celulose S.A and consequently, the related financial obligations. The Company did not undertaken any other type of operation with derivatives.

8 - CONTINGENT LIABILITIES

The guarantees offered to its subsidiary and affiliates, at June 30, 2001, were as follows:

	[illegible]	[illegible]
Bahia Sul Celulose S.A.		
BNDES	244,273	151,153
Eurobônus (1)	242,463	113,197
Other		16,254
	486,736	280,604
Petroflex Indústria e Comércio S.A.	14,209	14,250
Politeno Indústria e Comércio S.A.	5,919	6,027
Polibrasil Resinas S.A.	17,384	
	524,248	300,881

(1) In July /2001, Bahia Sul Celulose S.A., through its wholly owned subsidiary Bahia Sul Trading Ltd., purchased all of the eurobonds from the issue, for the equivalent of US$ 100 million, after obtaining a loan from an overseas bank syndicate, for a period of three years, corrected by the libor plus 2.6% p.a., but, less charges of 10.625% p.a. for the repurchased eurobonds, without guarantee from the shareholders.

9- CAPITAL STOCK

Capital comprises 97,374,458 common shares with voting rights and 127,788,922 preferred shares with no voting rights.

At the Extraordinary General Meeting of April 26, 2001, the capital was increased from R$ 672,000 to R$ 848,327 using R$ 176,327 from revenue reserves, without any shares being issued.

10- SUBSEQUENT EVENTS

On July 25, 2001, the Company obtained an external loan – structured export prepaid loan – of US$ 200 million, maturing in July/2006, with Libor (3 months) plus interest of 1.875% p.a.

These resources, plus part of the resources obtained from the transfer from the parent company (note2), were used to liquidate the promissory notes (note2), issued in May, for payment of Companhia Vale do Rio Doce's investment in Bahia Sul Celulose S.A.

MANAGEMENT BOARD

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SERGIO ARTHUR FERREIRA ALVES

PEDRO CORNACCHIONE

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BOARD OF DIRECTORS

[illegible]

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ANTONIO DE SOUZA CORREA MEYER

CLÁUDIO THOMAZ LOBO SONDER

[illegible]

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AT CIA SUZANO, ENCOURAGING ECONOMIC AND TECHNOLOGICAL DEVELOPMENT RESULTS FROM AN ETHICAL BEHAVIOUR, WHICH CONTRIBUTES TOWARDS THE CONTINUOUS HUMAN ENRICHMENT OF ITS VARIOUS PUBLICS, EMPLOYEES AND SOCIETY.

Projeto Ler é Preciso (Reading is Necessary project)

Launched in April, 1999, to stimulate reading, the project was born with the proposal of debating and looking for solutions for the different issues that involve books in our Country. At present, the Ecofuturo Institute coordinates it. Some actions of Ler é Preciso in the first half of 2001:


CARTA






LER É PRECISO.


parceiro
mam


LER É PRECISO

A Pequena Carta (The Small Letter)
The book inaugurated a unprecedented action: the launching of the "Reading Stamp", created to involve publishers and society in gathering resources in order to make feasible new actions to stimulate reading. 1% of the income generated from the sale of the book will be invested in the *Ler é Preciso* project.

Easy Essay
The writing contest for the child and adolescent public is already in its third edition. Its launching was in May, at the X Salão do Livro (Book Fair), in Rio de Janeiro. With the theme "A turma do folclore e eu em defesa do meio ambiente" (The folklore gang and I defending the environment), 3,600 essays were received. The prize winning texts will published in a book and distributed to all the participants.

Salesópolis Community Library
The city of Salesópolis (SP) was chosen for the location of the Library because it concentrates most of the rural producers who take part in the programme to foment forestation supported by the Company. It is an action that improves even more the relationship between Suzano and the local community.

Writing is Also Necessary
A contest launched for the all the Company's employees, in homage to Writer's Day (29th July). Inspired by the proposal "Writing is an act of sharing ideas and emotions", the participants wrote essays, poems and letters, and as an incentive they won a copy of the book *A Pequena Carta*.

Museum of Modern Art
In 1995, Suzano joined other companies to support the work of revitalizing the MAM. An effort mainly motivated by the identity of purpose of both institutions: making the access to the museum and to the Brazilian and international contemporary art democratic. The partnership resulted in a series of benefits for the Company's employees.

Management Report printed on Reciclato, Cia. Suzano's 100% recycled offset, manufactured with pre and post consumption shavings. Part of the profit from the sale of this product is given to the social and environmental projects of the Ecofuturo Institute, ONG created by Cia. Suzano in order to promote the sustainable development of Brazil (9/2001).



SUZANO